Filed by NewCleo Ltd.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NewHold Investment Corp III

(Commission File No.: 001-42541)

On May 27, 2026, CNBC interviewed Stefano Buono, Chief Executive Officer of NewCleo Ltd. An unofficial transcript of the interview is below:

Carla Signorile

Stefano Buono will list on Nasdaq through a merger with a U.S. SPAC, at a valuation of $2.4 billion and with potential proceeds of as much as $429 million. This comes after the U.S. government selected NewCleo, together with Oklo, to convert excess U.S. plutonium into fuel for advanced reactors. Stefano Buono, CEO of NewCleo, is with us. Welcome back.

Stefano Buono

Good morning, everyone.

Carla Signorile

As I recalled, the U.S. government selected you, together with Oklo, to convert excess plutonium into fuel for advanced reactors. What does this decision mean for you, and how much did it also influence your decision to list through a SPAC on Nasdaq rather than perhaps in Italy or even on Euronext Paris?

Stefano Buono

I would say it had a huge influence, because our business model is truly based on recycling radioactive waste — what they call radioactive waste, which is actually the fuel used by other reactors — plus the uranium that was mined and remained unused. So, through this fuel, which was invented a very long time ago and is called MOX, we can essentially achieve energy independence for hundreds of years in countries that have already used nuclear power.

This is also the case for the United States. For 50 years, the United States had not considered this solution, first of all because it was not economically attractive at the time, and secondly because it could potentially have opened up nuclear proliferation issues: recycling fuel, possibly extracting materials that are not used solely for producing more fuel. So the change in U.S. policy was sudden, after 50 years, and very welcome, because by now many countries have the idea of recycling fuel so as not to use resources.

And the idea of potentially becoming operational in the United States also opened us up to the idea of pursuing a listing, because I already had experience with a Nasdaq listing from my previous experience. When you innovate, you gain access to a market that is at least 100 times more capitalized, more significant than the European one when it comes to investment in innovation.

Carla Signorile

Speaking of investment, with this transaction NewCleo is raising up to $429 million. What does this represent for you, after auditors last August raised a warning over a liquidity crisis and indeed urged the entry of new investors? How will you use these resources, Dr. Buono?

Stefano Buono

The auditors’ warning is a required matter to which every company engaged in innovation is exposed, because especially in a business like ours, several billion need to be invested, and therefore very significant losses accumulate. And that is part of the game. It is a normal process. You continue to access new investment; after having raised $780 million in Europe, the idea of being able to reach one billion through this transaction and beyond is obviously more achievable because we are accessing a much richer market that is interested in investment and innovation.

So for us it is particularly important in a path involving major investment.

Carla Signorile

These major investments are going into your liquid lead-cooled reactors, which promise to close this nuclear fuel cycle by reducing stockpiles. Can you tell us a little about the timeline you are working on to reach the first truly operational reactor?

Stefano Buono

The date of 2032 is becoming increasingly defined for our first reactor, and we need to manufacture this fuel by 2031. And today this is even more possible precisely with access to the U.S. market, thanks to the support the government is giving us. First of all, by providing us with the material for this fuel free of charge. This is obviously still under negotiation, but the prospect — access to a tender that made 20 tons of plutonium available.

This quantity is enough for us for several years for the manufacturing under our industrial plan, so it is a truly significant quantity for us, and we certainly want to access this material, but it is part of a long-term strategy of the U.S. government, so we are confident that there will be continued support in this regard.

Carla Signorile

We have noted the date 2032, Dr. Buono. But when will the debut take place? There is a SPAC that is already listed, so when will we actually see you debut on Nasdaq? What is the timeline?

Stefano Buono

The process now depends solely on the SEC, because in a few days we will file our F-4 dossier, which presents NewCleo, but also what will be the merger between the two companies. As is customary in this process, the SEC takes some time to analyze, ask questions, and so on, and to make these documents as clear as possible for the market. At that point there will be the SPAC vote to carry out this merger transaction, but the entity that remains alive is actually NewCleo, so we will be the ones acquiring the SPAC.

We hope this process will be as fast as possible. It could take a couple of months, but it could also be a little longer depending on the SEC’s workload.

Carla Signorile

Many thanks indeed to Dr. Stefano Buono, CEO of NewCleo. See you very soon, and good work, Dr. Buono.

Stefano Buono

Thank you very much, goodbye everyone.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This Form 8-K is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) between the SPAC, the Company and the Merger Subs. This Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the Proposed Business Combination, the Company intends to file the Registration Statement with the SEC, which will include a proxy statement to the SPAC shareholders and a prospectus for the registration of Company securities. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be sent to all of the SPAC shareholders as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the SPAC and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about the SPAC and the Company and the Proposed Business Combination. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. The SPAC and the Company will also file other documents regarding the Proposed Business Combination with the SEC. This Form 8-K does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE SPAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the SPAC and the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the SPAC and the Company with the SEC also may be obtained free of charge upon written request to NewHold Investment Corp III, 52 Vanderbilt Avenue, Suite 2005, New York, NY 10017.

Participants in the Solicitations

The SPAC, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the SPAC shareholders in connection with the Proposed Business Combination. A list of the names of the directors, executive officers, other members of management and employees of the SPAC and the Company, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements and are based on beliefs and assumptions and on information currently available to the SPAC and the Company. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. These forward-looking statements are based on the SPAC’s and the Company’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, operating results, current plans and operations of the Company; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably; the possibility that the SPAC and/or the Company may be adversely affected by other economic, business, and/or competitive factors; estimates by the SPAC or the Company of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; plans, intentions or future operations of the Company relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; the Company’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 8-K, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond the SPAC’s and the Company’s control. In addition, there will be risks and uncertainties described in the Registration Statement relating to the Proposed Business Combination, which is expected to be filed by the Company with the SEC and other documents filed by the SPAC or the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements.

There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the SPAC or the Company, their respective directors, officers or employees or any other person that the SPAC and the Company will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this Form 8-K or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for the SPAC or the Company to predict these events or how they may affect the SPAC or the Company. Except as required by law, neither the SPAC nor the Company has any duty to, and does not intend to, update or revise the forward-looking statements in this Form 8-K or elsewhere after the date this Form 8-K is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this Form 8-K may not occur. Uncertainties and risk factors that could affect the SPAC’s and the Company’s future performance and cause results to differ from the forward-looking statements in this Form 8-K include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; the risk that the Proposed Business Combination or other business combination may not be completed by the SPAC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline; the outcome of any legal proceedings that may be instituted against the SPAC, the Company or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of the SPAC or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the risk that the Proposed Business Combination disrupts current plans and operations of the SPAC or the Company as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; the SPAC’s estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; changes in laws and regulations that impact the Company; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the SPAC’s final prospectus dated February 27, 2025 relating to its initial public offering and in subsequent filings with the SEC, including the Registration Statement relating to the Proposed Business Combination expected to be filed by the Company.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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